

February 24, 2011

Ron J. Copher
Senior Vice President and CFO
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, MT 59901

     Re: **Glacier Bancorp, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed March 1, 2010
               Forms 10-Q for the Quarterly Periods Ended March 31, 2010,
               June 30, 2010, and September 30, 2010
               File No. 000-18911

Dear Mr. Copher:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief